Filed Pursuant to Rule 424(b)(5)
File No. 333-164654
Prospectus Supplement
(To Prospectus dated April 1, 2010)
Up to $50,000,000
Common Stock
We have entered into an equity distribution agreement with Knight Capital Markets LLC, or KCM, relating to shares of our common stock offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the equity distribution agreement, we may offer and sell up to $50.0 million aggregate amount of our shares from time to time through KCM, as our sales agent. KCM is not required to sell any specific number or dollar amount of shares of our common stock but will use its commercially reasonable efforts, as our agent and subject to the terms of the equity distribution agreement, to sell the shares offered by this prospectus supplement and the accompanying prospectus. Sales of the shares, if any, may be made by means of ordinary brokers’ transactions on the NYSE AMEX at market prices and such other sales as agreed upon by KCM and us. KCM will receive from us a commission of 1.5% based on the gross sales price per share for any shares sold through it as agent under the equity distribution agreement. As of May 11, 2010, we had sold a total of 1,250,000 shares of common stock under the equity distribution agreement, which resulted in aggregate net proceeds of approximately $1.3 million after sales commissions of approximately $20,000.
The offering of shares of our common stock pursuant to the equity distribution agreement will terminate upon the earliest of (i) August 2, 2010, (ii) the sale of all shares of our common stock subject to the equity distribution agreement and (iii) the termination of the equity distribution agreement by us or KCM.
Settlement for sales of common stock will occur on the third business day following the date on which any sales are made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.
Our common stock is listed on the NYSE AMEX under the symbol “RTK.” The last reported sale price of our common stock on the NYSE AMEX on May 11, 2010 was $1.20.
Investing in our securities involves a high degree of risk. See “Risk Factors” on page S-3 of this prospectus supplement and on page 1 of the accompanying prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Knight Capital Markets LLC
The date of this prospectus supplement is May 13, 2010.

Prospectus Supplement
Prospectus dated April 1, 2010
(from Registration Statement File Number 333-164654)

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we are offering to sell shares of our common stock using this prospectus supplement and the accompanying prospectus. The prospectus supplement describes the specific terms of the common stock offering. The accompanying base prospectus gives more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
All references in this prospectus supplement to “Rentech,” “we,” “us” and “our” are to Rentech, Inc. and its direct and indirect subsidiaries, unless the context otherwise requires.

PROSPECTUS SUPPLEMENT SUMMARY
This summary provides an overview of selected information about us and this offering. It does not contain all of the information that you should consider before making a decision to invest in our common stock. You should read carefully this prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the registration statement of which this prospectus supplement and the accompanying prospectus are a part, especially the information under “Risk Factors,” before investing in our common stock.
Our Company
We provide clean energy solutions. Our Rentech-SilvaGas biomass gasification process can convert multiple biomass feedstocks into synthesis gas, or syngas, for production of renewable fuels and power. Combining the gasification process with our unique application of proven syngas conditioning and clean-up technology and the patented Rentech Process based on Fischer-Tropsch chemistry, we offer an integrated solution for production of synthetic fuels from biomass. The Rentech Process can also convert syngas from fossil resources into ultra-clean synthetic jet and diesel fuels, specialty waxes and chemicals. Pursuant to an alliance agreement with us, UOP, a Honeywell company, has agreed to provide technologies for final product upgrading and acid gas removal to us or our licensees. Rentech Energy Midwest Corporation, a wholly-owned subsidiary of Rentech, manufactures and sells nitrogen fertilizer products including ammonia, urea ammonia nitrate, urea granule, and urea solution in the corn-belt region of the central United States.
We were incorporated in 1981. Our executive offices are located at 10877 Wilshire Boulevard, Suite 600, Los Angeles, California 90024. Our telephone number is (310) 571-9800.
The Offering

Common Stock Offered	Shares of our common stock, par value $0.01 per share, having an aggregate gross offering price of up to $50.0 million.

Use of Proceeds	We intend to use the net proceeds from the sale of our common stock offered by this prospectus supplement for general corporate purposes. See “Use of Proceeds.”

Dividends	We currently have no plans to pay cash dividends on our common stock. See “Dividend Policy.”

Risk Factors	An investment in our common stock involves a high degree of risk. You should carefully consider the information under “Risk Factors” and all other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference before investing in our common stock.

NYSE AMEX Symbol	RTK

RISK FACTORS
An investment in our common stock involves a number of risks. Before making an investment decision to purchase our common stock, you should carefully consider all of the risks described in this prospectus supplement, in addition to the risks described in the accompanying prospectus and our annual report on Form 10-K for the year ended September 30, 2009, along with other information included in, or incorporated by reference into, this prospectus supplement or the accompanying prospectus. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.
The price of our common stock may be adversely affected by the future issuance and sale of shares of our common stock or other equity securities, including pursuant to the equity distribution agreement, or by our announcement that such issuances and sales may occur.
We cannot predict the size of future issuances or sales of our common stock or other equity securities, including those made pursuant to the equity distribution agreement with KCM, future acquisitions or capital raising activities, or the effect, if any, that such issuances or sales may have on the market price of our common stock. In addition, KCM, as agent for sales under the equity distribution agreement, will not engage in any transactions that stabilize the price of our common stock. The issuance and sale of substantial amounts of common stock or other equity securities, including the issuances and sales pursuant to the equity distribution agreement, or announcement that such issuances and sales may occur, could adversely affect the market price of our common stock.
Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.
Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options or under equity based incentive plans, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that preferred stock.
You will incur immediate dilution in the net tangible book value of your shares.
If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. For more information, see “Dilution.”
We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.
We have never paid cash dividends and do not expect to pay cash dividends on shares of our common stock in the foreseeable future and intend to use cash to grow our business. The payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as restrictions contained in our financing facilities, earnings levels, capital requirements, our overall financial condition, and any other factors deemed relevant by our board of directors. Consequently, your only opportunity to achieve a positive return on your investment in us will be if the price of our common stock appreciates.

We will have broad discretion in applying the net proceeds of this offering and may not use those proceeds in ways that will enhance the market value of our common stock.
We have significant flexibility in applying the net proceeds we will receive in this offering. We intend to use the net proceeds from the sale of the common stock offered by this prospectus supplement for general corporate purposes. Please see “Use of Proceeds.” Our stock price could decline if the market does not view our use of the net proceeds from this offering favorably.
USE OF PROCEEDS
Assuming all of the $50.0 million of shares of our common stock offered by this prospectus supplement and the accompanying prospectus are issued and sold, we estimate that the net proceeds to us from this offering after commissions and expenses will be approximately $49.1 million. We intend to use the net proceeds from the sale of the common stock offered by this prospectus supplement for general corporate purposes.
DIVIDEND POLICY
We have never paid cash dividends on our common stock. We currently expect that we will retain future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Rentech Energy Midwest Corporation’s credit agreement restricts our ability to declare or pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock.
DILUTION
Our tangible net book value as of March 31, 2010 was $31,871,767 or $0.15 per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth, which is tangible assets less liabilities, by the total number of shares of our common stock outstanding. After giving effect to the sale of our common stock in the aggregate amount of $50.0 million, representing 41,666,667 shares of our common stock offered at an assumed public offering price of $1.20 (the last reported sale price of our common stock on May 11, 2010), our adjusted net tangible book value at March 31, 2010 would have been $81,121,767 or $0.32 per share. This represents an immediate increase in net tangible book value to our existing stockholders of $0.17 per share and an immediate dilution of $0.88 per share, which is the difference between the assumed public offering price and the net tangible book value per share after the offering, to persons purchasing common stock at the public offering price. The following table illustrates the per share dilution:

Assumed public offering price per share	$1.20
Net tangible book value per share as of March 31, 2010	$0.15
Increase in net tangible book value per share attributable to the sale of common stock in this offering	$0.17
As adjusted net tangible book value per share after this offering	$0.32
Dilution in net tangible book value per share to purchasers of common stock in this offering	$0.88

PLAN OF DISTRIBUTION
We have entered into an equity distribution agreement with Knight Capital Markets LLC, or KCM, under which we may issue and sell up to $50.0 million of shares of our common stock from time to time through KCM as our sales agent. Sales of the shares of common stock, if any, may be made by means of ordinary brokers’ transactions on the NYSE AMEX at market prices and such other sales as agreed upon by us and KCM. As agent, KCM will not engage in any transactions that stabilize our common stock.
KCM, as agent, will use commercially reasonable efforts to solicit offers to purchase shares of our common stock upon receipt of a notice from us specifying the number of shares to be sold and such other matters as may be agreed upon by us and KCM. Subject to the terms and conditions of the equity distribution agreement, KCM will use commercially reasonable efforts to sell on our behalf all of the designated shares of common stock pursuant to the terms agreed to with us, including any minimum price below which sales may not be made. We or KCM may suspend the offering of shares of common stock by notifying the other. The obligation of KCM under the equity distribution agreement to sell shares pursuant to any notice is subject to a number of conditions, which KCM reserves the right to waive in its sole discretion.
KCM, in its capacity as agent, may arrange for or make sales in privately negotiated transactions, at the market in the existing trading market for our common stock, including sales made to or through a market maker or through an electronic communications network, or in any other manner that is intended to be deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act and/or any other method permitted by law.
We will pay KCM a commission equal to 1.5% of the gross sales price of any such shares sold, through it as agent, as set forth in the equity distribution agreement. We have also agreed to reimburse KCM for certain of its out-of-pocket expenses, including reasonable and documented fees and expenses of its outside counsel, in connection with the equity distribution agreement. The remaining sales proceeds, after deducting any expenses payable by us, will equal our net proceeds for the sale of the shares.
Settlement for sales of common stock will occur on the third business day following the date on which any sales are made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.
We will report at least quarterly the number of shares of common stock sold through KCM, as agent, in at-the-market offerings, the net proceeds to us and the compensation paid by us to KCM in connection with such sales of common stock.
During each period beginning with the date of any notice by us to sell shares of our common stock and ending after the close of business on the purchase date for the shares referenced in the notice, or the “Applicable Offering Period,” we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for such shares or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares or such other securities, in cash or otherwise, without the prior written consent of KCM, other than (x) the shares to be sold hereunder, (y) any shares of our common stock issued upon the conversion or exercise of any securities outstanding at the beginning of the Applicable Offering Period and (z) any securities issued pursuant to stock-based compensation plans existing at the beginning of the Applicable Offering Period.

The offering of common stock pursuant to the equity distribution agreement will terminate upon the earliest of (i) August 2, 2010, (ii) the sale of all shares of common stock subject to the equity distribution agreement, and (iii) the termination of the equity distribution agreement in accordance with its terms by either KCM or us.
In connection with the sale of the common stock hereunder, KCM may be deemed to be an “underwriter’” within the meaning of the Securities Act of 1933, as amended, and the compensation paid to KCM may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to KCM against certain civil liabilities, including liabilities under the Securities Act.
KCM may engage in transactions with, or perform other services for, us in the ordinary course of business.
LEGAL MATTERS
Selected legal matters in connection with this offering will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain matters of Colorado law, including the validity of the common stock offered hereby, will be passed upon for us by Holland & Hart LLP, Denver, Colorado. Morrison & Foerster LLP, New York, New York, counsel to KCM, will pass upon certain legal matters for KCM.
EXPERTS
The financial statements and financial statement schedule as of September 30, 2009 and for the year ended September 30, 2009 incorporated in this Prospectus by reference to Rentech, Inc.’s Current Report on Form 8-K dated March 10, 2010 and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2009 (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Rentech, Inc.’s for the year ended September 30, 2009 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of Rentech, Inc. and subsidiaries as of and for the year ended September 30, 2008 and the consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss and cash flows for the years ended September 30, 2008 and 2007, incorporated in this Prospectus by reference to Rentech Inc.’s Current Report on Form 8-K dated March 10, 2010, have been audited by Ehrhardt Keefe Steiner & Hottman P.C., an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT RENTECH
We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy any document we file at the SEC’s Public Reference Room at the following address:
Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549
You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
We are incorporating by reference certain information about us that we have filed with the SEC in this prospectus supplement, which means that we are disclosing important information to you by referring you to those documents. We are also incorporating by reference in this prospectus supplement information that we file with the SEC after this date. The information we incorporate by reference is an important part of this prospectus supplement, and later information that we file with the SEC automatically will update and supersede the information we have included in or incorporated into this prospectus supplement.
We incorporate by reference the following documents we have filed, or may file, with the SEC:
•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2009 filed on December 14, 2009, as amended by our Annual Report on Form 10-K/A filed on January 28, 2010;
•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2009 and March 31, 2010 filed on February 9, 2010 and May 7, 2010;
•	Our Current Reports on Form 8-K filed October 19, 2009, November 6, 2009, November 18, 2009, November 23, 2009, December 14, 2009, January 26, 2009, February 1, 2010, February 2, 2010, and March 10, 2010;
•	Our Definitive Proxy Statement filed on April 30, 2010;
•	The description of capital stock contained in our Form 8-A filed April 4, 2000, including any amendments or reports filed for the purpose of updating the description; and
•	All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement and before termination of this offering. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph (included in the Definitive Proxy Statement) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

This prospectus supplement is part of registration statement (file number 333-164654) we have filed with the SEC on Form S-3 relating to the securities offered hereby. As permitted by SEC rules, this prospectus supplement does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. We have filed certain legal documents that control the terms of the securities offered by this prospectus supplement as exhibits to the registration statement. We may file certain other legal documents that control the terms of the securities offered by this prospectus supplement as exhibits to reports we file with the SEC. You may refer to the registration statement and the exhibits for more information about us and our securities. The registration statement and exhibits are also available at the SEC’s Public Reference Room or through its website at http://www.sec.gov.
You may request a copy of these filings, at no cost, by writing or telephoning us at the following addresses:
Investor Relations
Rentech, Inc.
10877 Wilshire Boulevard, Suite 600
Los Angeles, CA 90024
(310) 571-9800
Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.